	UNITED STATES	OMB APPROVAL
(Check One):	SECURITIES AND EXCHANGE	OMB Number: 3235-0058
☒ Form 10-K	COMMISSION	Expires: March 31, 2006
☐ Form 20-F	Washington, D.C. 20549	Estimated average burden hours per response . . . 2.50
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	SEC FILE NUMBER
☐ Form 10-D		000-50929
☐ Form N-SAR	NOTIFICATION OF LATE
☐ Form N-CSR	FILING	CUSIP NUMBER

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Ignis Petroleum Group, Inc.
Full Name of Registrant

Not applicable

Former Name if Applicable

One Legacy Town Center
7160 Dallas Parkway, Suite 380
Plano, Texas 75024
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We are filing this Form 12b-25 because we have been unable to compile the requisite financial data necessary to complete our annual report on Form 10-KSB by September 28, 2007 without  reasonable effort and expense.  We intend to file our annual report on Form 10-KSB within the time period specified by Rule 12b-25(b)(2)(ii) of the Securities Exchange Act of 1934, as amended.

(Attach Extra Sheets if Needed)
PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shawn L. Clift	972-526-5251
(Name)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reclassification and Restatement of June 30, 2006

Reclassifications

For the twelve-month period ended June 30, 2006, we elected to reclassify the costs as presented in the Statement of Operations.  The original presentation did not separately disclose lease operating expense and production taxes for oil and gas operations.  We reclassified the netted oil and natural gas sales from $519,535 to $553,266. Production tax was $28,466. We reclassified lease operating expense for the Acom A-6 well from proved property to expense in the amount of $1,866.

The original presentation included amortization of debt in general and administrative expense. We reclassified amortization expense of $130,122 to interest expense.

Restatement of 2006 Consolidated Financial Statements

We identified an error in recording exploration expenses.  We recorded additional exploration costs in the amount of $274,082. We elected to write down the North Wright Field asset balance of $199,082 to zero.  We recorded a $75,000 delay rental for the Sherburne prospect that was inadvertently recorded as an asset which has been corrected in this restatement.

We identified an accounting error in recording gross and net revenue and lease operating expense for the Barnett Shale property in Cooke County, Texas.  We did not accrue revenue for April, May, and June 2006 as we did not accrue the associated production tax and lease operating expense.  This resulted in an understatement of accounts receivable in the amount of $17,482, understatement of revenue in the amount of $23,014, understatement of production tax in the amount of $1,261 and lease operating expense of $4,304, each of which has been corrected in this restatement.

We also identified an error in recording depletion. We recorded an additional $51,653 in depletion expense under the units of production method which has been corrected in this restatement.

In addition, we identified errors in our accounting for the warrant liability issued to Cornell Capital  Partners, LP and recording the issuance of shares of our common stock.  The warrant liability error relates to adjusting the warrant liability for changes in fair market value on a quarterly basis.  We historically recorded the fair market value of the warrant liability at inception with no subsequent adjustments for changes in the market value.  As a result, we did not record the gain/loss on change in the warrant liability as of June 30, 2006.

The warrant liability error resulted in an understatement of warrant liability of $1,280,014 for the twelve months ended June  30, 2006.  The share issuance error resulted in an understatement of general and administrative expenses by $189,000 for the issuance of 128,125 shares of our common stock in August 2005 and $644,000 for the issuance of 350,000 shares of our common stock in October 2005. These corrections had no effect on our revenue, total assets, cash flow or liquidity for any period.  In addition, we identified an error in the recording of the original warrants dated April 28, 2006 at $0.93 and warrants dated April 28, 2006 at $0.81 were recorded $374,000 below fair market value.  The fair market value exceeded the principal value of $5,000,000 and any fair market value in excess of the principal value should have been expensed at inception of the recording of the debt which properly states the true liability. We have deleted the reduction and we will use the full fair market value as calculated by the Black-Scholes model to record gain/loss on the value of the warrants,

We identified an error in our accounting for the derivative liability issued to Cornell Capital Partners LP.  Under the Secured Convertible Debenture, Section 3(b)(i) limits the number of shares issuable to Cornell Capital Partners, LP upon conversion to 4.99% of the outstanding stock at time of conversion. Under section 39(a)(ii) of the same agreement, we are required to pay cash in lieu of shares for the portion greater than 4.99%.  The amount of cash is determined by the number of shares issuable upon conversion and the current market price of our stock.  Since the number of shares issuable is calculated using 94% of the market price, the cash conversion results in approximately a 6% premium paid on conversion.  As a result, the value of the derivative liability related to the conversion in excess of 4.99% will be based on the conversion premium at the end of the reporting period, the Cash Premium Method rather than using the Black-Scholes model.  We corrected the derivative liability for the period ended June 30, 2006 resulting in a decrease in the liability of $1,455,678.

We also identified an error in accounting for the amortization of the debt discount related to the $5,000,000 Convertible Debenture issued to Cornell Capital Partners, LP.  We calculated the amortization of the debt discount using the effective interest method that amortized the largest amount in the first year decreasing to zero over the life of the debentures.  The proper method is to amortize the smaller amount or near zero amortization in the first year and exponentially increasing in the later years because the debt balance is zero at inception. We corrected the method of amortization in this restatement resulting in a decrease to interest expense and increase to the debt discount of $28,042.  For the period ended June 30, 2006 the balance of convertible debt less debt discount was $2.

The effects of these changes on the consolidated balance sheet as of June 30, 2006, and the statements of operations for the twelve month period ended June 30, 2006 are summarized as follows:

	June 30, 2006		June 30, 2006
	As Previously Reported	Adjustments	As Restated

Accounts receivable	55,782	17,482	73,264
Property and equipment:	2,521,869	(438,170)	2,083,699
Oil and gas properties, successful efforts method
Other assets	669,760	28,042	697,802
Accounts payable and accrued expenses	1,089,396	3,366	1,092,762
Long-term debt less debt discount	1,931,886	(1,831,884)	100,002
Derivative liability	2,604,813	(1,455,678)	1,149,135
Warrant liability	3,694,293	1,280,014	4,974,307
Accumulated deficit	(12,716,068)	2,098,302	(10,617,766)

Revenues from oil and gas product sales	519,535	33,731	553,266
Lease operating expense	-	5,647	5647.18
Production an ad valorem taxes	-	28,466	28466.32
Depreciation and depletion	494,493	51,653	546,146
Exploration expenses, including dry holes	4,813,268	274,082	5,087,350
General and administrative expenses	4,233,971	(130,122)	4,103,849
Loss) from valuation of derivative liability	1,299,201	(175,664)	1,123,537
Interest expense	2,102,681	(1,826,646)	276,035
Basic and diluted loss per common share	(0.26)	0.04	(0.22)

Ignis Petroleum Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2007	By:	/s/ Shawn L. Clift
Shawn L. Clift Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.